03019410

ARS

P.E. 12-31-02

CNR

CENTRAL NATURAL RESOURCES, INC.

Annual Report
As of December 31, 2002

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES

KANSAS CITY, MISSOURI

STOCKHOLDERS' MEETING
The 2003 annual meeting will be held at 9:00 A.M., P.D.T.,
on April 22, 2003, at The Athenaeum at the
California Institute of Technology, 551 South Hill Avenue,
Pasadena, California 91106

STOCK TRANSFER AGENT AND STOCK REGISTRAR
UMB Bank, n.a.
Kansas City, Missouri 64141

CENTRAL NATURAL RESOURCES, INC.

Dear Shareholders,

I am proud to report that, since the Board of Directors elected me President effective July, 2002, management has been working to increase the value of the Company for shareholders through aggressive management of our mineral properties and prudent reserve growth through both acquisition and exploration opportunities. Due to rising energy prices, a United States desire to increase supply from domestic sources and the impact that many companies in the industry have felt from the recent business cycle, the management feels that there are attractive opportunities to expand in the energy business.

Business highlights for 2002 include the beginning of production of coal-bed methane by an operator on Company property in Arkansas, the participation in the Company's first working interest in an exploratory seismic shoot in east Texas and, subsequent to year end, the acquisition of a working interest in two producing fields in south Texas. We feel these projects offer growth opportunities to your Company, and in all of these endeavors, we are excited to be participating with successful operators who have specific geographic and technical expertise in this business.

Although we saw a difficult economic environment in 2002, the Company paid a cash dividend to shareholders as we have done for over fifty years.

Looking forward, I can only be optimistic as we build on the foundation that we have laid over the past several years.

Phelps C. Wood
President

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
OPERATING REVENUE:			
Coal royalties (note 3)	$ 90,000	90,800	94,628
Oil & gas royalties	434,227	626,441	592,229
Oil & other mineral lease rentals & bonuses	89,164	51,858	54,632
Total operating revenue	613,391	769,099	741,489
General & administrative expenses	553,000	513,121	522,082
Operating income	60,391	255,978	219,407
NONOPERATING INCOME:			
Investment (loss) income (note 2)	(620,647)	85,124	1,063,379
Gain on sales of real estate	–	1,106	3,385
Other	2,446	5,048	5,700
Total nonoperating (loss) income	(618,201)	91,278	1,072,464
(Loss) earnings before income taxes	(557,810)	347,256	1,291,871
INCOME TAXES (note 5)	(256,056)	100,960	435,290
Net (loss) earnings	$ (301,754)	246,296	856,581
Earnings (loss) per share - basic and diluted	$ (0.60)	0.49	1.58
Weighted average number of shares of common stock outstanding - basic and diluted	503,603	503,924	543,528

See accompanying notes to consolidated financial statements.

SELECTED CONSOLIDATED FINANCIAL DATA

Years ended December		2002		2001
Total operating revenue	$	613,391	$	769,099
Net earnings		(301,754)		246,296
Net earnings per common share		(0.60)		0.49
Cash dividends per common share		0.40		0.88
Total assets	$	7,502,008	$	8,039,160

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Results of Operations

Total operating revenue was down substantially in 2002 from 2001 and up slightly in 2001 over 2000. The decrease in 2002 was due primarily to decreased revenues from oil and gas royalties which, in turn, was due to decreased production of oil and gas during the current periods under comparison, coupled with a slight decrease in average prices during the comparable periods. The increase in 2001 over 2000 was due to material increases in the price of oil and gas during the 2001 period over the prior period, coupled with increased production. As mentioned in prior reports, a lessee continues to expand drilling operations and has commenced production of coal bed methane gas from certain of the Company's coal properties located in Sebastian County, Arkansas, with some revenue from royalties from this operation received during the current fiscal periods under comparison. Commercial production, however, has only begun during the current fiscal year and the level of commercial production on an ongoing basis is uncertain at this time. Should production increase, and royalty revenue from this source increase, it still may very well be in the intermediate term before the Company realizes materially increased royalty income from the source. Further, the amount of revenue ultimately received from this source will be subject to the uncertainties of price fluctuations in the market price of natural gas.

The decrease in revenues from oil and gas royalties in the current year was partially offset by increases in revenue from oil and other mineral lease rentals and bonuses in 2002 over 2001. The increases in 2002 resulted from more leases being in effect with income recognizable during that period. Revenue from oil and other mineral lease rentals and bonuses was down in 2001 from 2000, because there were fewer new leases made with income recognizable in that period.

Non-operating income was down substantially in both 2002 from 2001 and 2001 from 2000. These decreases resulted from lower rates of return on temporary fixed income investments, reduced investment income resulting from reduced capital gains on sales of securities and the reduced size of the portfolio of fixed income investments during the current period. Additionally, as explained in detail in Note (2) to the accompanying Financial Statements, the Company recognized impairment charges in 2002 and 2001 reflecting write-downs in the carrying value of certain equity securities because decreases in current market values of those securities have been deemed by Management to be other than temporary. There was such a write-down in both 2002 and 2001, but none in 2000. There is a deferred tax benefit relative to such write-downs which is recognizable for income tax purposes upon future sales or disposition of the securities.

General and administrative expenses were higher in 2002 than 2001 due primarily to increased compensation associated with the engagement of a full time chief executive officer. General and administrative expenses were slightly lower in 2001 than 2000 due to reduced fees paid to outside service providers during 2001.

As described in Note (5) to the accompanying consolidated financial statements, the Company recorded an income tax benefit in 2002 versus an income tax expense in 2001, with the decrease in the current year's income taxes from 2001 due to a combination of lower operating income and the realization of losses on sales in equity securities. Income taxes were lower in 2001 than 2000 due to reduced earnings. Income tax benefits for 2002 includes receipt of a refund of state income taxes for prior years amounting to $70,093.

Net cash provided by operating activities increased for the year 2002 over 2001, and for 2001 over 2000. In addition, cash and cash equivalents increased in 2002 over 2001, but decreased in 2001 from 2000. Detailed cash flow analysis follows under ***Financial Condition - Liquidity and Capital Resources*** below.

Because of the nature of the Company's business, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the income of the Company because of the continuing low activity of coal extraction and because the Company's existing coal leases have fixed prices per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however. As is indicated in the discussion above concerning revenue from oil and gas royalties, changes in the price of oil and natural gas do have an impact on the income of the Company, and at times it can be dramatic. The fluctuation in the price of oil and gas in the years under comparison contributed to increased revenue from that source when prices increased, while the decrease in prices commencing in 2001 resulted in somewhat lower revenue from oil and gas royalties in the latter quarters of 2001 and early quarters of 2002.

Financial Condition - Liquidity and Capital Resources

The financial condition of the Company continued to be strong during 2002, as it was in 2001 and 2000. The liquidity of the Company continues to be high as is evidenced by a favorable ratio of current assets to current liabilities, and the fact that a significant portion of the Company's net worth continues to be represented by liquid assets. During the first quarter of 2000, the Company consummated the resolution of litigation and other disputes with a former director and other stockholders as has been described in prior reports, the terms of which included the purchase by the Company of all stock of the Company owned by the plaintiffs for aggregate consideration of $3,257,238.50 which the Board of Directors of the Company, after careful consideration, concluded was a fair price under the circumstances based upon review of the Company's financial condition and considering the costs and risks of continued litigation. The source of funds used were available liquid

2000		1999		1998	
$	741,489	$	615,875	$	590,173
	856,581		651,010		517,419
	1.58		0.92		0.73
	0.88		0.63		0.25
$	8,584,503	$	12,272,117	$	11,583,087

assets of the Company previously invested in U.S. Government agency obligations. The liquidity of the Company was somewhat reduced as a result of this transaction, but overall the Company continues to enjoy very high liquidity, with current assets greatly exceeding current liabilities and a significant portion of its net worth represented by liquid assets.

Due to the uncertain fixed income and equity market conditions in 2002, the Company reduced its equity and longer-term fixed income positions in favor of shorter-term fixed income and cash positions. These activities resulted in a current tax benefit for the realization of equity losses which have been previously recorded as impairment charges for financial statement purposes, and more favorable cash positions for the company as described in Note (2) of the financial statements. The equity security portfolio had net unrealized gains on investment securities at the end of 2002.

Although as discussed above, the liquidity of the Company continues to be favorable, it is affected by cash flows. The Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements illustrate that there was a net increase in cash and cash equivalents in 2002, while there was a net decrease in cash and cash equivalents in 2001 and 2000. Cash from operating activities increased in 2002 over 2001 and in 2001 over 2000. There was a net loss in 2002 compared to net earnings in both 2001 and 2000. The net loss in 2002 included certain impairment charges on equity securities described above which reduced earnings but did not reduce cash, while the amount of such impairment charges was lower in 2001 and did not occur in 2000.

A significant component contributing to the increase in cash in 2002 was the net increase in cash provided by investing activities versus a use of cash for these purposes in 2001. Specifically, differences in the amount of proceeds from the sale of equity securities and purchase of equity securities during each such period, differences in the amount of proceeds from matured/called investment debt securities which were reinvested, and the purchase of a lesser amount of other investments in 2002 from 2001 and the purchase of a greater amount of such investments in 2001 from 2000. Additionally, in 2000, the increase in cash provided by investing activities was largely offset by a use of cash for the share repurchase mentioned earlier in this report.

Another significant component of the changes between the periods under comparison was the difference in cash used in financing activities; specifically, differences in the amount of cash used in the payment of dividends, which was significantly less in 2002 than in either 2001 or 2000 due to a reduction in the amount of the quarterly dividend.

Contractual Obligations, Commitments and Off Balance-Sheet Arrangements

The Company continues to have no bank debt or other lender liability outstanding and no significant other liabilities. There are no off balance sheet arrangements. In addition, since the Company carries no inventory and has no significant amount of accounts receivable or accounts payable, its working capital needs are minimal, and since it has significant liquid assets, and there are no current known demands, commitments or contractual obligations, Management believes that liquidity should continue to be favorable and the financial condition of the Company strong. The only continuing commercial commitment is the operating lease for general office space of the Company. That lease requires annual payments through 2004 of approximately $10,000. The Company established new offices in 2002, and is presently located at 911 Main St., Suite 1710, Kansas City, MO, 64105. The phone number of (816) 842-2430 remains current.

Regarding material commitments for capital expenditures, as reported in prior filings, the Board of Directors authorized the Company to participate in an oil and gas exploration venture in East Texas. The Board has authorized a capital expenditure of up to $250,000 for this project, approximately $150,135 of which has been paid through the close of fiscal year 2002. Development of this property is expected to begin in the near term and likely will require additional funds pursuant to Authorizations for Expenditures as discussed hereafter.

Subsequent to the close of the fiscal year 2002, the Board of Directors authorized the Company through a wholly owned subsidiary, to enter into a Purchase and Sale Agreement whereby the subsidiary acquired working interests in two producing oil and gas fields in South Texas for approximately $1,080,000, which amount has been paid by the subsidiary since the close of the 2002 fiscal year from funds provided by the Company from its liquid resources by means of capital contributions and loans to the subsidiary. With regard to this acquisition and the aforementioned oil and gas exploration project in East Texas, the subsidiary will be called upon, from time to time, to pay its pro-rata share of expenses and capital expenditures associated with the projects. Prior to capital expenditures being incurred on these properties, the subsidiary will be issued an Authorization for Expenditure (AFE) for review and approval by the project operator. Management believes that, based upon the subsidiary's current liquidity level and the expected future revenue from these ventures, sufficient financial resources will be available to meet any and all capital requirements required by these projects.

Other than these projects, the Company has no specific commitment for material capital expenditures at the present time. Management does, however, continue to actively pursue other business opportunities which may result in a more productive deployment of its assets and ultimately increase earnings, and in pursuit of that objective has focused on the possible acquisition of additional mineral properties or working interest in selected oil and gas operations. In addition, Management continues to aggressively pursue development of its currently owned oil and gas and coal properties and to attempt to lease more of its mineral properties in order to generate additional rental, bonus and royalty income. Three new oil and gas leases were made on Company property in 2002, two in Sebastian County, Arkansas and one in Pittsburg County, Oklahoma with production started on one of the leases in Sebastian County, Arkansas. In 2001, one new oil and gas lease was made on Company property in Arkansas and Oklahoma and in 2000 three new oil and gas leases were made, one in San Jacinto County, Texas, one in Sebastian County, Arkansas and one in Craig County, Oklahoma. As yet there has been no production under any of the leases made in 2001 or 2000 but bonuses were received by the Company at the time each lease was entered into, as was the case for leases made in 2002.

Accounting Policies, Recent Accounting Pronouncements and Other Matters

A summary of significant accounting policies was contained in Note (1) to the accompanying consolidated financial statements. One example of a judgment made in applying a critical accounting policy is the impairment charge made relative to the decline in market value of certain securities that is deemed to be other than temporary. There would be materially different reported results if different assumptions or conditions were to prevail. In the judgment of Management and the Board of Directors, the indicated charges were appropriate, however, they have taken note of the fact that the overall return of the portfolio since inception is positive. Another example of a judgment made in applying a critical accounting policy is the periodic review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This accounting policy was also explained in Note (1), and has been applied in the past, for example, in downward adjustments to the carrying value of the Company's coal properties. However, this accounting policy does not permit an upward adjustment in such carrying values, when Management believes the current fair market value of an asset is greater than the carrying value on the balance sheet and in fact Management believes that this may be the case with respect to the carrying value of certain assets on the balance sheet carried at their historical cost.

A one share for one share stock dividend was distributed to stockholders in February of 2001. All per share data in the consolidated financial statements accompanying this report, and related notes, retroactively reflect the stock dividend for all periods presented. Cash dividends totaling of $0.40 per share were paid in 2002 compared to $0.875 per share paid in 2001 and 2000. While the Board of Directors had expressed the intention early in 2001 to continue paying a $0.25 per share quarterly dividend if the operating results and financial condition of the Company continued to justify it, the Board subsequently expressed a consensus that in subsequent quarters the Board might reevaluate the quarterly dividend policy in light of possible needs to retain liquidity for potential acquisitions or other projects under consideration and for other possible areas of internal growth. In the fourth quarter of 2001, the Board declared a dividend for that quarter of $0.125 per share and explained that since total year to date earnings for that year were somewhat below total net earnings for the same period of the previous year, due in substantial part to a recent decrease in energy prices, and in furtherance of the objective to retain liquidity for potential acquisitions under consideration and for other possible areas of internal growth, it would be advisable to reduce the quarterly dividend payment accordingly. In the first quarter of 2002 and subsequent quarters, the Board reduced the dividend to $0.10 per share because earnings were again down due in part to a continuation of lower energy prices and reduced production, and in light of the decision to acquire a working interest in oil and gas properties in Texas as described above.

Concerning quantitative and qualitative disclosures concerning market risk, the primary market risk exposures of the Company relate to changes in interest rates, changes in equity security prices and changes in certain commodity prices. The Company's exposure to market risk for changes in interest rates relate solely to its fixed income portfolio that consists of U.S. Government Agency securities. All such securities are held to maturity and have original maturities of less than one year. The Company does not use derivative financial instruments to hedge interest rates on its fixed income investment securities. The Company's exposure to market risk for changes in equity security prices relates solely to it marketable equity investment portfolio which consists primarily of common stocks of domestic, publicly held enterprises. The Company's exposure to market risk for changes in commodity prices relates to changes in the prices of coal, oil and natural gas and the effect thereof on its royalties and rentals relating to coal deposits and mineral rights as discussed above. The Company does not use derivative commodity instruments to hedge its commodity risk exposure.

On October 3, 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144)*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While this statement supersedes, SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, it retains many of the fundamental provisions of that statement. This statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company adopted SFAS No. 144, on January 1, 2002. The adoption of SFAS No.144 had no impact on the Company's financial statements.

The Company is required to adopt SFAS No. 143, *Accounting for Asset Retirement Obligations* on January 1, 2003. The adoption of SFAS No.143 is not expected to have an impact on the Company's consolidated financial statements.

Forward-Looking Statements

This report contains forward-looking statements that are based on current expectations, estimates, forecasts, and projections about the business segment in which the Company operates, Management's beliefs, and assumptions made by Management. These and other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Company. These statements are not guarantees of future performance and involve assumptions and certain risks and uncertainties that are difficult to predict, such as future changes in energy prices, including fluctuations in prevailing prices for oil and gas, the Company's ability to participate in or co-venture successful exploration or production of natural resources (such as oil, gas, coal and other minerals), results of drilling and other exploration and development activities, uncertainties regarding future political, economic, regulatory, fiscal, and tax policies and practices as well as assumptions concerning a relatively stable national economy, and the absence of a major disruption such as a domestic act of terrorism or major international war. In addition, the company relies on professional and management services provided by third parties in certain of its operating activities. Therefore, actual outcomes and results may differ materially from what is expressed, implied, or forecast in such forward-looking statements. The Company does not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2002 and 2001

Assets	2002	2001
Current assets:		
Cash and cash equivalents	$ 1,956,795	1,285,926
Accounts receivable	22,500	104,882
Securities maturing within one year,		
at amortized cost (note 2)	2,994,347	3,998,404
Notes receivable, current	65,221	18,084
Income tax receivable	206,867	—
Deferred income taxes (note 5)	4,204	17,709
Other	11,416	10,013
Total current assets	5,261,350	5,435,018
Equity securities, at fair value (note 2)	642,637	1,030,491
Notes receivable, noncurrent	—	65,221
Investment in oil and gas lease	150,135	—
Other investments	350,002	350,002
Deferred income taxes (note 5)	13,200	71,494
Coal deposits, real estate, equipment &		
leasehold improvements (notes 3 & 4):		
Coal deposits	1,602,882	1,602,882
Mineral rights	39,988	39,988
Surface land	25,562	25,562
	1,668,432	1,668,432
Less accumulated depletion, depreciation & amortization	583,748	581,498
Net coal deposits, real estate, equipment, &		
leasehold improvements	1,084,684	1,086,934
Total assets	$ 7,502,008	8,039,160

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2002 and 2001

Liabilities and Stockholders' Equity	2002	2001
Current liabilities:		
Accounts payable & accrued expenses	$ 20,279	4,838
Deferred income – advance oil lease bonus	11,250	47,353
Federal & state income taxes	—	46,112
Total current liabilities	31,529	98,303
Stockholders' equity:		
Preferred stock of $1 par value;		
Authorized 100,000; no shares issued	—	—
Common stock of $1 par value;		
Authorized 2,500,000 shares;		
503,924 shares issued in 2002 and 2001	503,924	503,924
Treasury Stock – 5,000 shares at December 31, 2002	(71,250)	—
Retained earnings	6,941,699	7,445,022
Accumulated other comprehensive income (loss),		
net of deferred taxes of $51,749 in 2002		
and $(4,356) in 2001	96,106	(8,089)
Total stockholders' equity	7,470,479	7,940,857
Commitments & contingencies (notes 3, 6, & 9)		
Total liabilities and stockholders' equity	$ 7,502,008	8,039,160

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Net (loss) earnings	$ (301,754)	246,296	856,581
Other comprehensive income:			
Realized gains & unrealized appreciation			
(depreciation) on investments	134,062	(209,118)	(76,857)
Income taxes	(46,922)	73,191	26,900
Realized gains and unrealized appreciation			
(depreciation) on investments, net	87,140	(135,927)	(49,957)
Less:			
Realized investment (gains) losses included			
in net earnings	26,238	(137,873)	(671,590)
Income taxes	(9,183)	48,256	235,056
	17,055	(89,617)	(436,534)
	104,195	(225,544)	(486,491)
Comprehensive (loss) income	$ (197,559)	20,752	370,090

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002, 2001, and 2000

		Common stock	Additional capital	Retained earnings	Treasury stock	Accumulated other comprehensive income	Total
Balance, Dec. 31, 1999	$	753,376	1,631,200	9,423,243	(716,166)	703,946	11,795,599
Net earnings		–	–	856,581	–	–	856,581
Cash dividends ($0.88 per share)		–	–	(442,753)	–	–	(442,753)
Purchase of 205,642 shares of common stock for treasury		–	–	–	(3,422,085)	–	(3,422,085)
Proceeds from option exercised on 4,000 shares		–	–	–	60,188	-	60,188
Net unrealized depreciation on investments available-for-sale		–	–	–	–	(486,491)	(486,491)
Cancellation of 249,452 shares of common stock for treasury		(249,452)	(1,631,200)	(2,197,411)	4,078,063	–	–
Balance, Dec. 31, 2000	$	503,924	–	7,639,660	–	217,455	8,361,039
Net earnings		–	–	246,296	–	–	246,296
Cash dividends ($0.88 per share)		–	–	(440,934)	–	–	(440,934)
Net unrealized depreciation on investments available-for-sale		–	–	–	–	(225,544)	(225,544)
Balance, Dec. 31, 2001	$	503,924	–	7,445,022	–	(8,089)	7,940,857
Net loss		–	–	(301,754)	–	–	(301,754)
Cash dividends ($0.40 per share)		–	–	(201,569)	–	–	(201,569)
Purchase of 5,000 shares of common stock for treasury		–	–	–	(71,250)	–	(71,250)
Net unrealized depreciation on investments available-for-sale		–	–	–	–	104,195	104,195
Balance, Dec. 31, 2002	$	503,924	–	6,941,699	(71,250)	96,106	7,470,479

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001, and 2000

		2002	2001	2000
Cash flows from operating activities:				
Net (loss) earnings	$	(301,754)	246,296	856,581
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:				
Depletion, depreciation & amortization		2,250	2,260	2,316
Gain on sales of real estate		–	(1,106)	(3,385)
Loss (Gain) on sales of equity securities		26,238	(137,873)	(671,590)
Impairment charge on equity securities		686,229	274,296	–
Amortization of premiums & discounts on securities, net		(66,491)	(163,417)	(277,727)
Deferred income taxes		15,694	(117,749)	3,505
Changes in assets & liabilities:				
Account receivable & other assets		80,979	(82,331)	19,779
Accounts payable & accrued expenses		15,441	(6,108)	(15,116)
Deferred oil lease bonus		(36,103)	47,353	–
Federal & state income taxes		(252,979)	(16,413)	20,514
Net cash provided by (used in) operating activities		169,504	45,208	(65,123)
Cash flows from investing activities:				
Proceeds from note receivable		18,084	16,702	15,402
Proceeds from matured/called investment debt securities		24,000,000	20,000,000	26,972,217
Purchases of investment debt securities		(22,928,535)	(19,864,798)	(23,194,798)
Proceeds from sales of land		–	1,125	3,424
Purchases of equity securities		(449,827)	(478,972)	(1,314,348)
Proceeds from sales of equity securities		284,597	509,085	1,342,367
Purchase of other investments		(150,135)	(250,000)	(100,002)
Net cash provided by (used in) investing activities		774,184	(66,858)	3,724,262
Cash flows from financing activities:				
Dividends paid		(201,569)	(440,934)	(442,753)
Purchase of common stock for treasury		(71,250)	–	(3,422,085)
Proceeds from exercised options		–	–	60,188
Net cash used in financing activities		(272,819)	(440,934)	(3,804,650)
Net increase (decrease) in cash and cash equivalents		670,869	(462,584)	(145,511)
Cash and cash equivalents, beginning of year		1,285,926	1,748,510	1,894,021
Cash and cash equivalents, end of year	$	1,956,795	1,285,926	1,748,510
Income taxes paid during the year	$	51,348	235,630	375,700

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC.
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2002, 2001, and 2000

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Central Natural Resources, Inc. (the Company) and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposit accounts and a money market deposit account. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investment Securities

Investments in debt securities are classified as held-to-maturity securities, which are carried at amortized cost. Investment in marketable equity securities are classified as available-for-sale securities, which are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Other than temporary impairment is analyzed quarterly on an individual security basis based on the length of time and the extent to which market value has been less than cost, the financial condition and any specific events which effect the issuer, and the Company's intent and ability to hold the security. Other than temporary impairment is measured based on the individual security's quoted market price.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in net earnings and are derived using the specific identification method for determining the cost of securities sold.

Purchases and sales of securities are recorded on a trade-date basis. Accounts receivable at December 31, 2001 included $82,382 due from a broker for securities sold.

Coal Deposits, Real Estate, Equipment, and Leasehold Improvements

Coal deposits, mineral rights, surface land, and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Renewals and betterments which extend the useful life of the asset are capitalized.

Depreciation and Depletion

Equipment is depreciated using the straight-line method over its estimated useful life.

Depletion of coal deposits is computed at the rate of $0.025 per ton of coal produced or purchased, which approximates depletion computed on a wasting-asset basis.

Coal, Oil, and Gas Income

Coal royalties are based on a percentage of the production of land leased from the Company or, in the case of no production, the minimum annual royalty (see note 3). Oil and gas royalties are based on a percentage of the production on land leased from the Company. Oil and other mineral lease rentals and bonuses are derived from the leasing of land and mineral rights prior to production.

Oil lease bonuses which relate to future periods are deferred and recognized as income over the related future periods (generally one year).

Oil and Gas Investments

The Company's Board of Directors adopted the use of the successful efforts method of accounting for oil and gas exploration activities.

Other Investments

Other investments represent equity interest in non marketable securities for which the Company does not possess significant influence. These investments are accounted for at cost. The carrying amount is periodically reviewed for other than temporary impairments.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for subsequent changes in tax rates is recognized in income in the period that includes the tax rate change.

Stock Option Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the then current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income (loss) if the fair value based method had been applied to all outstanding and unvested awards in each period:

	2002	2001	2000
Net earnings:			
As reported	$ (301,754)	246,296	856,581
Pro forma	(321,514)	233,196	849,784
Earnings per share:			
Basic and diluted – as reported	$ (0.60)	0.49	1.58
Pro forma	(0.64)	0.46	1.56

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Earnings and Dividends Per Share

Effective December 31, 2000, the authorized number of shares were increased to a total of 2,600,000 shares-2,500,000 shares of common stock of $1.00 par value, and 100,000 shares of preferred stock of $1.00 par value.

The preferred stock authorization does not explicitly dictate the dividend amounts or preferences, liquidation preferences, voting rights, participation features, or other characteristics typical of preferred stock. This authorization is referred to as a blank check preferred, which at a later date the board of directors can approve the issuance of and, at that time, determine the specific characteristics of the preferred stock.

Basic earnings per share are based on the weighted average number of common shares outstanding. Dilutive earnings per share are based on the weighted average number of common shares and dilutive common equivalent shares outstanding during the year.

Stock options are the only common stock equivalents, however, their effect was not dilutive in the calculation of earnings (loss) per share for the years ended December 31, 2002, 2001, and 2000. Dividends per share are based on the number of shares outstanding on the dividend dates of record.

Comprehensive Income

Comprehensive income consists of net income and net unrealized gains (losses) on available-for-sale securities and is presented in the consolidated statements of comprehensive income.

Segment Information

The Company operates in only one segment-energy. The energy segment consists of the leasing of real properties and mineral interests in the midwestern and southern United States. The Company has no foreign revenues. Coal royalties in 2002 were received from a single customer, and in 2001 and 2000 were received from two customers, with 99%, and 95%, being received from the largest customer, respectively. Oil and mineral lease bonuses and rentals were received from six, three, and four customers in 2002, 2001, and 2000, with 96%, 91%, and 56% being recognized from the largest customer, respectively. Oil and gas royalties were received from fifteen, fourteen, and twelve customers in 2002, 2001, and 2000, with 89% being received from three customers in 2002 and, 55%, and 62% being received from one customer, in 2001 and 2000, respectively.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) INVESTMENT SECURITIES

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for held-to-maturity and available-for-sale securities by major security type at December 31, 2002 and 2001 are presented below. Substantially all equity securities represent common stocks of domestic corporations.

2002	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Held-to-maturity:				
U.S. government agency securities	$ 2,994,347	–	(347)	2,994,000
Available-for-sale - equity securities	$ 494,782	153,461	(5,606)	642,637
2001				
Held-to-maturity:				
U.S. government agency securities	$ 3,998,404	–	(44)	3,998,360
Available-for-sale - equity securities	$ 1,042,936	52,497	(64,942)	1,030,491

At December 31, 2002 and 2001, all U. S. government agency securities mature within one year. The Company recognized impairment charges for declines in market values of equity securities considered to be other than temporary of $686,229 during 2002 and $274,296 during 2001. Investment income consists of the following for each of the years ended December 31:

	2002	2001	2000
Interest	$ 81,346	213,386	375,156
Dividends	10,474	8,161	16,633
Gross gains on sales of equity securities	50,132	206,466	773,868
Gross losses on sales of equity securities	(76,370)	(68,593)	(102,278)
Impairment charge on equity securities	(686,229)	(274,296)	-
	$ (620,647)	85,124	1,063,379

(3) COAL DEPOSITS

The rights to 14,000 acres of coal deposits totaling approximately 84,000,000 tons of coal in place (of which from 50% to 90% could be expected to be recoverable) are leased under an agreement which extends through 2009. The agreement provides for minimum annual royalties of $90,000. Coal deposits aggregating approximately 92,000,000 tons in place with a net carrying value of approximately $710,000 at December 31, 2002 are not presently leased or producing coal in commercial quantities.

(4) MINERAL RIGHTS

At December 31, 2002 and 2001, the Company owned approximately 64,000 acres of mineral rights in Missouri, Kansas, Oklahoma, Arkansas, Louisiana, and Texas.

(5) INCOME TAXES

Total income taxes for the years ended December 31, 2002, 2001, and 2000 were allocated as follows:

	2002	2001	2000
Operations	$ (256,056)	100,960	435,290
Stockholders' equity, for unrealized appreciation (depreciation) on equity securities	56,105	(121,447)	(261,958)
	$ (199,951)	(20,487)	173,332

The components of income tax expense from operations are as follows:

	2002	2001	2000
Federal	$ (182,374)	87,280	376,481
State	(73,682)	13,680	58,809
Total	$ (256,056)	100,960	435,290

Total income tax expense for 2002, 2001, and 2000 includes deferred income tax expense (benefit) of $15,694, $(117,749), and $3,505, respectively.

Income tax expense (benefit) relating to operations has been provided at effective rates of (45.9)%, 29.1%, and 33.7% for the years ended December 31, 2002, 2001, and 2000, respectively. The reasons for the difference between the effective tax rates and the corporate federal income tax rate of 34.0% are as follows:

	2002	2001	2000
Expected statutory tax rate	(34.0) %	34.0	34.0
State income taxes, net of federal income tax effect	(8.6)	2.6	2.9
Depletion	(4.0)	(9.6)	(2.5)
Other, net	0.7	2.1	(0.7)
	(45.9) %	29.1%	33.7%

State income taxes for 2002 include a refund relating to prior years of $70,093.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented below:

	2002	2001
Deferred tax assets:		
Impairment charge on equity securities	$ 103,020	102,493
Write-down of coal deposits	45,095	45,095
Coal development costs	31,929	31,929
Deferred income – advance oil lease bonus	4,204	17,709
Land sales	13,319	13,319
Other	6,635	6,828
Unrealized depreciation on available-for-sale securities	–	4,356
	204,202	221,729
Less valuation allowance	(45,095)	(45,095)
Deferred tax assets	159,107	176,634
Deferred tax liabilities:		
Depletion	(89,954)	(87,431)
Unrealized appreciation on available-for-sale securities	(51,749)	–
Deferred tax liabilities	(141,703)	(87,431)
Net deferred tax asset (liability)	$ 17,404	89,203

(6) OPERATING LEASES

The Company has a five-year operating lease for its office space in Kansas City, Missouri, which became effective September 1, 2002. However, the Company can terminate the lease after 2 years. The lease agreement provides for annual rental payments of approximately $10,000 through 2004. Rent expense amounted to $9,934, $13,182, and $13,182 for the years ended December 31, 2002, 2001, and 2000, respectively.

(7) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

- *Cash, cash equivalents, trade receivables, and trade payables* - The carrying amount approximates fair value because of the short maturity of these financial instruments.
- *Debt and equity securities* - The fair values of debt and equity securities are based on quoted market prices. The fair value of debt and equity securities are disclosed in note 2.

(8) STOCK OPTION PLANS

Nonqualified Stock Option Plan

In April 1995, the Company adopted a nonqualified stock option plan (the Plan) pursuant to which the Company's board of directors may grant stock options to directors in lieu of cash compensation. The Plan authorizes grants of options to purchase up to 50,000 shares of common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have a term of ten years and vest and become fully exercisable six months after the date of grant. In both 2002 and 2001, 6,000 nonqualified stock options were granted under this plan.

Stock Incentive Plan

In February 2001, the Company adopted a stock incentive plan pursuant to which the Company's board of directors may issue stock awards to key employees and directors of the Company. This plan allows for stock options, stock appreciation rights, restricted stock, stock bonuses, performance share awards, dividend equivalents, or deferred payment rights.

The maximum number of shares of common stock that may be delivered under this plan shall not exceed 75,000 shares. The maximum number of shares of common stock that may be delivered pursuant to options qualified as incentive stock options granted under this plan is 45,000 shares. The maximum number of shares of common stock that may be delivered to nonemployee directors shall not exceed 20,000 shares. The maximum number of shares subject to those options and stock appreciation rights that are granted during any calendar year to any individual shall be limited to 15,000, and the maximum individual limit on the number of shares in the aggregate subject to all awards that during any calendar year are granted under this plan shall be 25,000. Each of these limits is subject to adjustment as set forth in the plan.

In April 2001, 2,000 incentive stock options were granted under this plan. No incentive options were issued in 2002. Incentive stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All incentive stock options have a term of ten years and shall become exercisable in four annual installments.

A summary of stock option activity, including incentive stock options, during 2002, 2001, and 2000 is as follows:

	Year ended					
	2002		2001		2000	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Options outstanding, beginning of period	14,000	$ 17.00	6,000	$ 17.00	4,000	$ 15.05
Granted	6,000	16.75	8,000	17.00	6,000	17.00
Exercised			—	—	(4,000)	15.05
Forfeited			—	—	—	—
Options outstanding, end of period	20,000	16.93	14,000	17.00	6,000	17.00
Options exercisable end of period	18,500	16.92	12,000	$ 17.00	6,000	$ 17.00

Exercise prices for options outstanding as of December 31, 2002 were $16.75 (6,000 shares) and $17.00 (14,000 shares). Exercise prices for options exercisable as of December 31, 2001 were $17.00 (14,000 shares).

The per share weighted average fair value of stock options granted during 2002, 2001 and 2000 was $1.50, $1.65 and $1.74, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 2002-expected dividend yield of 2.53%, expected volatility of 11.64%, risk-free interest rate of 3.03%, and an expected life of five years; 2001-expected dividend yield of 5.26%, expected volatility of 17.63%, risk-free interest rate of 4.290%, and an expected life of five years; and 2000-expected dividend yield of 6.08%, expected volatility of 20.07%, risk-free interest rate of 5.75%, and an expected life of five years.

(9) RELATED PARTY TRANSACTIONS

The Company paid $20,834 in 2002 and $21,666 in 2001 to a company affiliated with one of its directors for its participation in a strategic planning project undertaken on behalf of the Company.

On March 6, 2000, the Company consummated the resolution of litigation and other disputes with a former director and other stockholders, which arose in connection with the election of directors at the Company's 1999 Annual Meeting, pursuant to an Agreement of Settlement and Release executed by all parties, including the Company, on February 29, 2000. The terms of the settlement included the purchase by the Company of all stock in the Company owned by the plaintiffs, totaling 194,462 shares for a purchase price of $16.75 per share, or aggregate consideration of $3,257,238. The source of the funds used was available liquid assets of the Company previously invested in U. S. government agency obligations.

(10) SUPPLEMENTARY QUARTERLY DATA (UNAUDITED)

	2002			
	First quarter	Second quarter	Third quarter	Fourth quarter
Operating revenue	$ 88,736	219,898	149,738	155,019
Investment income	(180,453)	(290,855)	(193,671)	44,332
Net earnings	(118,940)	(120,552)	(102,269)	40,007
Earnings per share - basic and diluted.	(0.24)	(0.24)	(0.20)	0.08

	2001			
	First quarter	Second quarter	Third quarter	Fourth quarter
Operating revenue	$ 203,528	244,994	176,221	144,356
Investment income	79,046	60,066	(64,231)	10,243
Net earnings	85,677	125,871	17,946	16,802
Earnings per share - basic and diluted.	0.17	0.25	0.04	0.03

Investment income for 2002 reflects impairment charges in the first, second, and third quarters of $212,127, $323,006, and $151,096, respectively. Investment income for 2001 reflects impairment charges in the second, third, and fourth quarters of $46,088, $66,414 and $161,794, respectively.

(11) SUBSEQUENT EVENT

On February 28, 2003, a wholly owned subsidiary of the Company purchased a working interest in certain oil and gas operating fields in south Texas. A two percent working interest was purchased for $1,080,000. This transaction gives the subsidiary a fee interest in the property and allows the subsidiary to be an operating party for as long as there is production.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Central Natural Resources, Inc. and Subsidiaries

We have audited the consolidated balance sheets of Central Natural Resources, Inc. and subsidiaries, (the Company), as of December 31, 2002 and 2001 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Natural Resources, Inc. and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Kansas City, Missouri
March 10, 2003

DIRECTORS	OFFICERS
BRUCE L. FRANKE *Oil, Gas & Real Estate Management*	PHELPS C. WOOD *President*
RAY A. INFANTINO *Retired, Insurance Executive & Management Consultant*	RAY A. INFANTINO *Secretary & Treasurer*
PATRICK J. MORAN *President of Moran Resources Company*	ERNEST N. YARNEVICH, JR. *Assistant Secretary*
JAMES R. UKROPINA *Of Counsel, O'Melveny & Myers, LLP, Attorneys at Law*	GARY J. PENNINGTON *Vice President, Assistant Treasurer & General Manager*
PHELPS C. WOOD *President of Central Natural Resources, Inc.*	LEONARD NOAH *Chief Financial Officer*
PHELPS M. WOOD *President of Tektest, Inc.*	

The common stock of the company is traded over the counter. The approximate number of stockholders of the Company's common stock at December 31, 2002 was 400. The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent years are as follows:

	2002					2001				
	Bid		Asked		Dividends	Bid		Asked		Dividends
	Low	High	Low	High	Per Share	Low	High	Low	High	Per Share
1st Quarter	$16.81	$17.20	$ —	$ —	$ .10	$16.00	$17.50	$ —	$ —	$ .25
2nd Quarter	16.00	17.00	—	—	.10	15.30	17.50	—	—	.25
3rd Quarter	14.50	16.25	—	—	.10	16.50	16.50	—	—	.25
4th Quarter	13.20	14.25	—	—	.10	16.80	18.00	—	—	.125
For Year	$13.20	$17.20	$ —	$ —	$.40	$15.30	$18.00	$ —	$ —	$.875